This Statement confirms that the undersigned has authorized and designated Arthur August or Edward J. Fred to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the United States Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of CPI Aerostructures, Inc.  The authority of Arthur August and Edward J. Fred under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 or 5 with regard to the undersigned's ownership of or transactions in securities of CPI Aerostructures, Inc. unless earlier revoked in writing.  The undersigned acknowledges that Arthur August and Edward J. Fred are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

/s/ Eric Rosenfeld

Eric Rosenfeld

Dated: April 1, 2003